[LETTERHEAD OF VALUECLICK, INC.]

September 26, 2005

VIA EDGAR AND FEDERAL EXPRESS
(202) 772-9205

U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attention: Daniel Zimmerman

Re:	ValueClick, Inc. Registration Statement on Form S-4 (Registration No. 333-127804)

Ladies and Gentlemen:

        In connection with the registration of shares of common stock of ValueClick, Inc. (the "Company") pursuant to the above-referenced Registration Statement, the Company respectfully requests the acceleration of the effectiveness of such Registration Statement to Tuesday, September 27, 2005, at 4:30 p.m. eastern standard time, or as soon thereafter as possible. In connection herewith, the Company acknowledges the withdrawal of its prior acceleration request dated September 20, 2005 in relation to the Registration Statement.

        As requested by the U.S. Securities and Exchange Commission, the Company hereby confirms the following:

  (1)
  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  (2)
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  (3)
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
ValueClick, Inc.
By:	/s/ SCOTT BARLOW
Scott Barlow, General Counsel